Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Enveric Biosciences, Inc. on Form S-3 of our report dated April 1, 2021 with respect to our audits of the consolidated financial statements of Enveric Biosciences, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report is included in the Annual Report on Form 10-K of Enveric Biosciences, Inc. for the year ended December 31, 2020. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on June 23, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp
New York, NY
July 2, 2021